

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Dr. Hyunil Choi
Catch By Gene, Inc.
4-209 Medical Industry Park,
Taejang-2dong, Wonju, Gangwon-do
Korea

> **Re: Catch By Gene, Inc.**
> **Form 10-12G**
> **Filed August 20, 2010**
> **File No. 000-54087**

Dear Dr. Choi:

We issued comments to you on the above captioned filing on September 17, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 10, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Jillian Ivey Sidoti
34721 Myrtle Court
Winchester, CA 92596